April 6, 2012

Mr. Paul Cline

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 333-27641

Dear Mr. Cline:

We are in receipt of the letter from David Irving of the Staff, dated March 23, 2012, wherein comments were provided in respect of the Form 10-K for the fiscal year ended December 31, 2011 filed by Bank of the Ozarks, Inc. (the “Company”) on February 29, 2012, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter. In certain of our responses, we have agreed to revise the disclosure in future filings. However, any changes that we make in future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

Form 10-K for Fiscal Period Ended December 31, 2011

Exhibit 13 – Portions of the Registrant’s Annual Report to Shareholders

General

1.	Please revise future filings to include all of the Industry Guide 3 disclosures for the covered loan portfolio.

Response: We have previously included in our filings certain of the Industry Guide 3 disclosure requirements related to our covered loan portfolio. We did not disclose any troubled debt restructurings of covered loans as we had no covered loan modifications

Mr. Paul Cline

April 6, 2012

that met the criteria to be deemed a troubled debt restructuring under generally accepted accounting principles (“GAAP”). These covered loans are accounted for under the provisions of GAAP applicable to loans acquired with deteriorated credit quality and are currently performing in accordance with management’s expectations established in conjunction with the determination of day 1 fair values. If, in the future, any of our covered loans are deemed to be troubled debt restructurings under GAAP, we will include appropriate Industry Guide 3 disclosures for such loans. We also did not disclose a maturity schedule of our covered loans given the fact that these loans are accounted for based on expected cash flows in accordance with GAAP applicable to loans acquired with deteriorated credit quality. In response to the Staff’s comment, we propose to revise future filings to include the Industry Guide 3 maturities disclosure requirements for our covered loan portfolio. Specifically, we expect to add the following disclosures in future filings.

“The following table presents covered loans grouped by remaining maturities and by type at December 31, 2011. This table is based on contractual maturities and does not reflect accretion of the accretable difference or management’s estimate of projected cash flows. Most covered loans have scheduled accretion and/or cash flows projected by management to occur in periods prior to maturity. In addition, because income on covered loans is recognized by accretion of the accretable difference, none of the covered loans are considered to be floating or adjustable rate loans.

Covered Loan Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$65,779	$81,996	$54,846	$202,621
Non-farm/non-residential	168,832	151,566	49,359	369,757
Construction/land development	94,058	64,902	1,912	160,872
Agricultural	13,539	9,149	1,416	24,104
Multifamily residential	8,687	4,053	3,154	15,894

Total real estate	350,895	311,666	110,687	773,248
Commercial and industrial	13,462	11,288	4,999	29,749
Consumer	148	800	10	958
Agricultural (non-real estate)	1,930	76	800	2,806
Other	153	10	—	163

Total covered loans	$366,588	$323,840	$116,496	$806,924

Mr. Paul Cline

April 6, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of the Allowance for Loan and Lease Losses, page 33

2.	We note your disclosure on page 35 that, during the fourth quarter of 2011, you refined your allowance calculation to allocate the portion of the allowance that was previously determined to be an unallocated allowance. Please tell us the following and revise future filings regarding this refinement:

•	The key factors that occurred in the fourth quarter of 2011 making it possible for this refinement;

•	How you accounted for these qualitative factors in the allowance prior to the fourth quarter of 2011; and

•	Specifically quantify how you allocated the unallocated ALLL among the loan segments.

Response: Prior to the fourth quarter of 2011, we maintained an unallocated portion of the allowance for loan and lease losses to compensate for the uncertainty and complexity in estimating loan and lease losses, including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. Those factors evaluated included, among other factors, (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate, (7) our expansion into new markets, (8) the offering of new loan and lease products and (9) expectations regarding the current business cycle.

Prior to the fourth quarter of 2011, we assessed the need for an allowance for these qualitative factors in the aggregate. We based our assessment on a number of factors including, but not limited to, overall portfolio composition, portfolio quality and recent trends of certain of our asset quality metrics, recent national, regional and local economic data, and various other factors. The allowance derived from this assessment supported our unallocated allowance. During recent years, we began working on methodologies of refining our allowance calculation with a goal of moving from this assessment of qualitative factors in the aggregate to a methodology whereby we would assign quantitative values to certain of the individual qualitative factors considered in determining our unallocated allowance and then allocate such quantitative values to the portfolio segments. During the fourth quarter of 2011, we completed our evaluation and testing of this refined allowance calculation whereby we determined the qualitative factors then relevant and allocated quantitative values for those qualitative factors to our allowance at the portfolio segment. Those qualitative factors determined to be relevant at

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April 6, 2012

December 31, 2011 included (i) concentrations of credit, (ii) general economic and business conditions affecting key lending areas, (iii) expectations regarding the current business cycle and (iv) trends that could affect collateral values.

In conjunction with our refined allowance calculation, we determined that the most relevant qualitative factor needed to compensate for the uncertainty and complexity in estimating loan and lease losses at December 31, 2011 was concentrations of credit. We considered this factor in support of our previously unallocated allowance but had not allocated this factor to the portfolio segments prior to the fourth quarter of 2011. In our loan and lease portfolio, we have concentrations of credit to single borrowers or related borrowers and in specific collateral types, including concentrations of credit in commercial real estate. In reviewing the level of concentrations of credit, the volume of our real estate loan portfolio, the percentage of real estate loans to total loans, customer concentrations, trends in these concentrations of credit, and an analysis of our real estate loans by type of collateral, we concluded that an allowance allocation to our risk-rated loans (where most of such concentrations are located) of twenty-five basis points of the current outstanding balance of risk-rated loans not covered by FDIC loss share agreements was appropriate. Accordingly, we allocated $3.7 million to our risk-rated loans not covered by FDIC loss share agreements on a pro rata basis based on the outstanding loan balance of each relevant portfolio segment.

We determined that the next relevant qualitative factor impacting the allowance at December 31, 2011 was general economic and business conditions affecting key lending areas. We considered this factor in support of our previously unallocated allowance, but had not allocated this factor to the portfolio segments prior to the fourth quarter of 2011. We have concluded that a range of zero to twenty basis points should typically be allocated for this factor at the portfolio segment level. As a result, during periods of robust economic activity and growth in our markets affecting key lending areas, we would expect the allocation to the allowance for this factor to be near the lower end of this range. During recessionary periods or periods where the economy is contracting in local markets affecting key lending areas, we would expect the allocation to the allowance for this factor to be near the upper ended of this range. Based on our review of various economic data for our local markets affecting key lending areas, we concluded that general economic and business conditions are improving, albeit at a slow rate and from a low base, and ten basis points should be allocated for this factor. Accordingly, we allocated $1.9 million for this factor to all risk-rated categories of non-covered loans and leases on a pro rata basis based on the outstanding balance of each relevant portfolio segment.

We determined that the third relevant qualitative factor impacting the allowance at December 31, 2011 was expectations regarding the current business cycle. We considered this factor in support of our previously unallocated allowance, but had not allocated this factor to the portfolio segments prior to the fourth quarter of 2011. We have concluded that a range of zero to twenty basis points should typically be allocated for this factor at the portfolio segment level. As a result, during periods of robust

Mr. Paul Cline

April 6, 2012

economic activity and growth in the U.S. economy, we would expect the allocation to the allowance for this factor to be near the lower end of this range. During recessionary periods or periods where the U.S. economy is contracting, we would expect the allocation to the allowance for this factor to be near the upper ended of this range. Based on our review of various economic data regarding the U.S. economy, which appeared to be improving, albeit at a slow rate and from a low base, we concluded that ten basis points should be allocated for this factor. Accordingly, we allocated $1.9 million for this factor to all risk-rated categories of non-covered loans and leases on a pro rata basis based on the outstanding balance of each portfolio segment.

We determined that the final relevant qualitative factor impacting the allowance at December 31, 2011 was trends that could affect collateral values. We had previously considered this factor in support for our previously unallocated allowance but had not allocated this factor to the portfolio segments prior to the fourth quarter of 2011. We have concluded that a range of zero to ten basis points should typically be allocated for this factor at the portfolio segment level. We would expect the allocation to the allowance to be near the lower end of this range when collateral values are trending upward, and such allocation to be near the upper end of this range when collateral values are trending downward. At December 31, 2011, we determined that collateral values were generally stable in most of our markets, resulting in an allowance allocation of five basis points for this qualitative factor. Accordingly, we allocated $0.9 million for this factor to all risk-rated categories of non-covered loans and leases on a pro rata basis based on the outstanding balance of each portfolio segment.

These allocations totaling $8.4 million were previously included in the Company’s unallocated allowance prior to the fourth quarter of 2011. While the qualitative factors that were previously supported by the unallocated allowance have now been specifically allocated to the allowance at the portfolio segment level, this refined allowance calculation did not materially change our total allowance for loan and lease losses.

In light of the Staff’s comments regarding the refinement of the Company’s allowance calculation during the fourth quarter of 2011, we will revise, in future filings, the disclosure that discusses the refined allowance calculation during the fourth quarter of 2011 to read substantially as follows:

“Prior to December 31, 2011, the Company utilized the sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance, as the primary indicator of the appropriate level of allowance for loan and lease losses. The primary qualitative factors and conditions used by the Company in its determination of a reasonable unallocated allowance included, among other factors, (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting

Mr. Paul Cline

April 6, 2012

portfolio segments, (6) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate, (7) our expansion into new markets, (8) the offering of new loan and lease products and (9) expectations regarding the current business cycle. Prior to the fourth quarter of 2011, we assessed the need for an allowance for these qualitative factors in the aggregate. We based our assessment on a number of factors including, but not limited to, overall portfolio composition, portfolio quality and recent trends of certain of our asset quality metrics, recent national, regional and local economic data, and various other factors. The allowance derived from this assessment supported our unallocated allowance. During recent years, we began working on methodologies of refining our allowance calculation with a goal of moving from this assessment of qualitative factors in the aggregate to a methodology whereby we would assign quantitative values to certain of the individual qualitative factors considered in determining our unallocated allowance and then allocate such quantitative values to the portfolio segments.

“During the fourth quarter of 2011, the Company completed the refinement of its allowance calculation whereby it “allocated” the portion of the allowance that was previously deemed to be unallocated allowance. This refined allowance calculation included specific allowance allocations at December 31, 2011 for certain of the previously discussed qualitative factors including (i) concentrations of credit, (ii) general economic and business conditions affecting key lending areas, (iii) expectations regarding the current business cycle and (iv) trends that could affect collateral values. As a result of this refined allowance calculation, the Company allocated (i) $3.7 million previously included as unallocated allowance for the concentrations of credit factor to its risk-rated loans not covered by FDIC loss share agreements on a pro rata basis based on the outstanding balance of each relevant portfolio segment, (ii) $1.9 million to all risk-rated portfolio segments of non-covered loans and leases on a pro rata basis based on the outstanding balance of each portfolio segment for general economic and business conditions affecting key lending areas, (iii) $1.9 million to all risk-rated portfolio segments of non-covered loans and leases on a pro rata basis based on the outstanding balance of each portfolio segment for expectations regarding the current business cycle, and (iv) $0.9 million to all risk-rated portfolio segments of non-covered loans and leases on a pro rata basis based on the outstanding balance of each portfolio segment for trends that could affect collateral values. These allocations totaling $8.4 million were previously included in the Company’s unallocated allowance prior to the fourth quarter of 2011.

“The Company may also consider other qualitative factors in future periods for additional allowance allocations, including, among other factors, (1) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (2) seasoning of the loan and lease portfolio, (3) specific

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April 6, 2012

industry conditions affecting portfolio segments, (4) the Company’s expansion into new markets and (5) the offering of new loan and lease products. Because the Company has refined its allowance calculation during 2011 such that it no longer maintains unallocated allowance at December 31, 2011 and has included allocations for certain qualitative factors and conditions within each loan and lease category by portfolio segment, the Company’s allocation of its allowance at December 31, 2011 is not comparable with prior periods. However, the refined allowance calculation did not materially change the Company’s total allowance for loan and lease losses at December 31, 2011.”

Finally, as requested in the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Paul Cline

April 6, 2012

Please direct any questions or additional comments regarding the Form 10-K or this letter to undersigned.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer Bank of the Ozarks, Inc.

cc:	David Irving

Securities and Exchange Commission

George G. Gleason, II

Bank of the Ozarks, Inc.

H. Watt Gregory, III

Kutak Rock LLP

Sal Inserra

Crowe Horwath LLP